United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2004

or

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 333-63321

Saga Communications, Inc. Employees’ 401(K) Savings and Investment Plan

(Full title of plan)

Saga Communications, Inc.

73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

(Name of Issuer of Securities Held Pursuant to Plan and Address of its Principal Executive Office)

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2004 and 2003

Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits — December 31, 2004 and 2003	4
Statements of Changes in Net Assets Available for Benefits — Years ended December 31, 2004 and 2003	5
Notes to Financial Statements	6
Supplemental Schedule:
Schedule H line 4(i) — Schedule of Assets (Held At End of Year)	11
Other Information:
Signatures	13
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	14
Ex-23.1 Consent of Ernst & Young LLP

Report of Independent Registered Public Accounting Firm

Plan Administrator
Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 15, 2005	/S/ Ernst & Young LLP

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investments, at fair value:
Mutual funds	$9,670,233	$7,931,357
Guaranteed Investment Fund	1,931,202	1,895,974
Saga Common Stock Fund	2,491,078	2,370,803
Participant loans	291,992	194,769

	14,384,505	12,392,903

Employer contributions receivable	247,742	217,281
Net assets available for benefits	$14,632,247	$12,610,184

See accompanying notes.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2004	2003
Additions
Participant contributions	$1,793,612	$1,604,711
Employer contributions	247,742	217,281
Investment income:
Interest and dividends	76,694	75,779
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	927,793	1,615,394
Saga common stock fund	(253,170)	(48,543)

Total additions	2,792,671	3,464,622

Deductions
Benefit payments	770,608	751,766

Net increase	2,022,063	2,712,856
Net assets available for benefits:
Beginning of year	12,610,184	9,897,328

End of year	$14,632,247	$12,610,184

See accompanying notes.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements
Years ended December 31, 2004 and 2003

1. Description of Plan

The following description of Saga Communications, Inc. (the Company) Employees’ 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan which includes, as participants, all employees who have completed one year of employment and reached the age of twenty-one. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Contributions to employees’ accounts are effected through voluntary reductions in their compensation. Annual contributions for each participant are subject to the participation and discrimination standards of Internal Revenue Code Section 401(k). In accordance with Plan provisions, the Company may make a discretionary match; for 2004 and 2003 the discretionary employer match was $247,742 and $217,281, respectively.

Upon enrollment, a participant may direct their contributions to any of the Plan’s fund options. Employer contributions are invested in Saga Communications, Inc. class A common stock.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions and the employer discretionary match plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their vested account balance. Loan terms range from 1–5 years or up to 15 years for purchase of primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate as determined by the Plan Administrator which approximates the prime interest rate in effect on the first business day of the calendar quarter plus 1%. Principal and interest are paid ratably through payroll deductions.

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, disability, death or termination of service, as defined in the Plan. Further, the Plan Administrator may permit a participant who experiences a qualified financial hardship, as defined, to receive a distribution or a portion of the participant’s account balance. Such distributions are generally made in a lump sum.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Except for guaranteed investment contracts, the Plan’s investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Guaranteed investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 3.3% and 3.5% for 2004 and 2003, respectively. The crediting interest rate for these investment contracts is reset semiannually by the issuer but cannot be less than zero and was 3.6% and 3.7% at December 31, 2004 and 2003, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)

3. Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2004	2003
Guaranteed Investment Fund*	$1,931,202	$1,895,974
Saga Common Stock Fund**	2,491,078	2,370,803
Vanguard Wellington – Admiral Fund*	1,166,821	990,076
American Century Ultra Investors Fund*	1,167,127	1,101,563
Fidelity Contrafund Account*	2,164,247	1,928,801
S&P 500 Index Fund*	1,025,353	842,648
Fidelity Growth & Income Account*	827,354	674,492

*Fund is sponsored by Plan Trustee

**Non-participant directed

4. Nonparticipant-Directed Investments

Information about the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	Year ended
	December 31,
	2004	2003
Saga Common Stock Fund:

Contributions	$420,335	$383,816
Net depreciation in fair value	(253,170)	(48,543)
Benefit payments	(176,200)	(114,821)
Transfers in	129,310	5,203

Net increase	120,275	225,655
Net assets available for benefits at beginning of year	2,370,803	2,145,148

Net assets available for benefits at end of year	$2,491,078	$2,370,803

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)

5. Income Tax Status

The underlying volume submitter plan has received a determination letter from the Internal Revenue Service (IRS) dated September 4, 2001, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS volume submitter plan determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Employer ID # 38-2683519  Plan #001

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

Identity	Description of Investment Including
of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
Lessor or Similar Party	Collateral, Par or Maturity Value	Value

*Prudential Retirement Insurance Company	Guaranteed Investment Fund	$1,931,202
*Prudential Retirement Insurance Company	S&P 500 Index Fund	1,025,353
*Prudential Retirement Insurance Company	Artisan Partners Growth Fund	234,883
*Prudential Retirement Insurance Company	Timesquare Investment Grade Corporate Bond Fund	13,471
*Prudential Retirement Insurance Company	Fidelity Contrafund Account	2,164,247
*Prudential Retirement Insurance Company	Fidelity Growth and Income Account	827,354
*Prudential Retirement Insurance Company	Balanced I/ Wellington Management Fund	651,725
*Prudential Retirement Insurance Company	American Century Ultra Investors Fund	1,167,127
*Prudential Retirement Insurance Company	Vanguard Wellington - Admiral Fund	1,166,821
*Prudential Retirement Insurance Company	Credit Suisse Emerging Growth Fund	484,471
*Prudential Retirement Insurance Company	Goldman Sachs Large Cap Growth Fund	177,221
*Prudential Retirement Insurance Company	Janus Fund	437,537
*Prudential Retirement Insurance Company	TCW Small Cap Value Fund	239,327
*Prudential Retirement Insurance Company	High Yield Bond/Caywood-Scholl Fund	164,473
*Prudential Retirement Insurance Company	Large Cap Value/Barrow Hanley	78,856
*Prudential Retirement Insurance Company	American Century Equity Income Fund	41,487
*Prudential Retirement Insurance Company	Templeton Growth Fund	92,302
*Prudential Retirement Insurance Company	Oakmark Equity and Income Class I	125,402
*Prudential Retirement Insurance Company	Lifetime20	61,122
*Prudential Retirement Insurance Company	Lifetime30	4,273
*Prudential Retirement Insurance Company	Lifetime40	20,947
*Prudential Retirement Insurance Company	Lifetime50	32,376
*Prudential Retirement Insurance Company	Lifetime60	1,564
*Prudential Retirement Insurance Company	Oppenheimer Global Class A	331,696
*Prudential Retirement Insurance Company	International Equity Julius Baer	126,198

**Saga Communications, Inc.	Saga Common Stock Fund	2,491,078
*Participant loans receivable	Interest rates 5.00% to 10.50%	291,992

Total investments		$14,384,505

*Party-in-interest

**Party-in-interest, nonparticipant directed fund

EXHIBIT INDEX

Exhibits

23.1	Consent of Ernst & Young LLP

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAGA COMMUNICATIONS, INC.
EMPLOYEES’ 401(K) SAVINGS AND
INVESTMENT PLAN

Date: June 22, 2005	/S/ Marcia K. Lobaito

Marcia K. Lobaito
Plan Administrator

Date: June 22, 2005	/S/ Catherine Bobinski

Catherine Bobinski
Vice President, Corporate Controller and
Chief Accounting Officer